Filed pursuant to Rule 424(b)(3)

Registration File No. 333-131331

PROSPECTUS SUPPLEMENT DATED JULY 18, 2006

TO PROSPECTUS DATED MAY 31, 2006

Up to 66,543 Units

Each Unit Consisting of One Series A Redeemable Convertible Preferred Share

and One Warrant to Purchase 50 Ordinary Shares

On July 18, 2006, ASAT Holdings Limited (the “Company”) announced that on July 17, 2006 it received a letter from the Nasdaq Staff stating that for the prior 30 consecutive business days, the bid price of the Company’s American Depositary Shares (“ADSs”) had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Capital Market as set forth in Nasdaq Marketplace Rule 4320(e)(2)(E)(i) (the “Rule”). Therefore, in accordance with Nasdaq Marketplace Rule 4320(e)(2)(E)(ii), the Company is being provided with 180 calendar days, until January 16, 2007, to regain compliance with the Rule. If at any time before January 16, 2007, the bid price of the Company’s ADSs closes at $1.00 per ADS or more for a minimum of 10 consecutive business days, the Nasdaq Staff will provide written notification that the Company complies with the Rule.

If compliance with the Rule cannot be demonstrated by January 16, 2007, the Nasdaq Staff will determine whether the Company meets the initial listing criteria for the Nasdaq Capital Market, other than the bid price requirement. If the Company meets the initial listing criteria, the Nasdaq Staff will notify the Company that it has been granted an additional 180 calendar day period to regain compliance with the Rule. If the Company is not eligible for an additional compliance period, the Nasdaq Staff will provide written notification that the Company’s ADSs will be delisted, and, at that time, the Company may appeal the Nasdaq Staff’s determination to delist to a Listing Qualifications Panel.